Hops and Grain Production, LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10100 Frost Checking	36,686.63
10200 Frost CD	5,000.00
Total Bank Accounts	**$41,686.63**
Total Current Assets	**$41,686.63**
Fixed Assets	
15100 Brewing Equipment	888,704.55
15200 Leasehold Improvements	143,876.56
15500 Taproom Equipment	43,806.81
Total Fixed Assets	**$1,076,387.92**
Other Assets	
Security Deposits	41,159.32
Total Other Assets	**$41,159.32**
TOTAL ASSETS	**$1,159,233.87**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	-19,584.81
Total Accounts Payable	**$ -19,584.81**
Other Current Liabilities	
26000 Due To/From Brewing - Austin	-1,754.60
27000 Meg Hare Loan Payable	20,000.00
Property Tax Payable	10,000.00
Total Other Current Liabilities	**$28,245.40**
Total Current Liabilities	**$8,660.59**
Long-Term Liabilities	
28000 Alliance/Pawnee Lease 1	84,978.50
28100 Alliance/Amur Lease 2	62,819.97
28400 Firestone Financial Loan	130,447.00
28500 WeFunder Loan	1,000,000.00
28501 Bridge Financing	493,723.50
Total Long-Term Liabilities	**$1,771,968.97**
Total Liabilities	**$1,780,629.56**
Equity	
34000 Loan & Equity Transfers with Austin	-495,021.92
35000 Retained Earnings	
Net Income	-126,373.77
Total Equity	**$ -621,395.69**

	TOTAL
TOTAL LIABILITIES AND EQUITY	**$1,159,233.87**